Exhibit 99.2

Execution Version

JOINT VENTURE AGREEMENT

by and between

The9 Limited

and

Faraday&Future Inc.

Dated March 24, 2019

i

ii

iii

JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (as the same may be amended, restated or otherwise modified from time to time, this “Agreement”), dated March 24, 2019, is entered into by and between:

1.       The9 Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (together with a direct or indirect wholly-owned Subsidiary to be formed for the sole purpose of directly holding the The9 Shares, the “The9”); and

2.       Faraday&Future Inc., a company incorporated and existing under the laws of California in the U.S. (together with either an indirect wholly-owned Subsidiary of Smart King to be formed for the sole purpose of directly holding the F&F Shares or an existing indirect wholly-owned Subsidiary of Smart King that will directly hold the F&F Shares, as applicable, “F&F”).

Each of The9 and F&F and any Person that becomes a party to this Agreement pursuant to a joinder agreement in substantially the form attached to this Agreement as Schedule 2 is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties desire to establish an equity joint venture in Hong Kong (the “JV”), which will in turn establish a wholly-owned subsidiary in China (the “WFOE”), to conduct the Business in China.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions.

The following capitalized terms used in this Agreement shall have the respective meanings ascribed to them below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Anti-Corruption Law(s)” means the PRC Criminal Law, the PRC Anti-Unfair Competition Law, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act, 2010, or any similar Law of any jurisdiction in which any Group Company conducts business.

“Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person, as amended.

“Board” or “Board of Directors” means the board of directors of the JV.

“Bulletin No. 7” means the Announcement with respect to the PRC Income Tax Treatment of an Indirect Transfer of Assets by a Non-resident Enterprise issued by the State Administration of Taxation (Announcement [2015] No.7) (国家税务总局关于非居民企业间接转让财产企业所得税若干问题的公告) on 3 February 2015, as may be amended, replaced or appealed from time to time, including amendments made by the Announcement with respect to Certain Matters in relation to the Withholding Income Tax of a Non-resident Enterprise issued by the State Administration of Taxation (Announcement [2017] No. 37) (国家税务总局关于非居民企业所得税源泉扣缴有关问题的公告) on 17 October 2017.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks located in the Cayman Islands, the PRC, Hong Kong or U.S. are authorized or required by law or executive order to be closed and on which no tropical cyclone warning No. 8 or above and no “black” rainstorm warning signal is hoisted in Hong Kong at any time between 8:00 a.m. and 6:00 p.m. Hong Kong time.

“Chairman” means the chairman of the Board.

“Company Securities” means the Equity Securities of the JV.

“Competitor” means any Person that, directly or indirectly (including through its Affiliates), manufactures, markets, sells or distributes electric vehicles, as set forth on Schedule 4, provided that, subject to the other Principal Party’s consent (which consent shall not be unreasonably withheld, delayed or conditioned), any Principal Party may amend Schedule 4 by adding additional Persons that constitute Competitors.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of fifty percent (50%) or more of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors or a similar governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Conversion Price” means, at any time of determination, the lower of (i) the per share subscription price in the then latest equity financing completed by Smart King prior to the Conversion under Section 4.11(a), as applicable, and (ii) the per share subscription price in the Series B financing of Smart King for which the pre-money valuation of Smart King shall be no less than US$2,450 million.

“Deemed Liquidation Event” means a Sale of the JV or any liquidation, dissolution or winding up of the JV.

“Director” means any director of the JV.

“Equity Securities” means, with respect to any Person that is not a natural person, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing.

“Faraday Future Icon V9 MPV Concept Design Milestone” shall have the meaning to be given to it under the License Agreement.

“F&F Covered Person” means (a) F&F, (b) each Affiliate of F&F, (c) each officer, director, shareholder, partner, member, manager, employee, representative, agent or trustee of F&F or an Affiliate of F&F, (d) the Directors and each director of the other Group

Companies appointed by F&F, and (e) each officer of any Group Company nominated by F&F.

“F&F EV Car(s)” means the EV car(s) developed by F&F expressly set forth on Schedule 3, which Schedule may be amended from time to time by express written consent of both The9 and F&F.

“F&F EV Car(s) License” means an exclusive and sub-licensable license only in the Territory to manufacture, market, distribute, and sell the FF EV Car(s) as granted by F&F to the JV pursuant to the License Agreement.

“F&F Shares” shall mean the Company Securities held by F&F and all of its Permitted Transferee(s) collectively, as adjusted in connection with share splits, consolidation, reclassification or any other similar event.

“Fair Market Value” means, as of any date with respect to any asset or security of a Person, the purchase price which a willing buyer having all relevant knowledge would pay a willing seller for such asset or security in an arm’s-length transaction, as determined by the Valuer.

On a “fully diluted basis” means, for the purpose of calculating share numbers or share percentages, that the calculation is to be made assuming that all outstanding options, warrants and other Equity Securities directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares (whether or not by their terms then currently convertible, exercisable or exchangeable) have been so converted, exercised, exchanged or issued.

“GAAP” shall mean the Generally Accepted Accounting Principles of the United States, Hong Kong, China or the other relevant jurisdiction of the entity in question.

“Government Official” means (i) an officer, agent or employee of a Governmental Authority, political party or public international organization, (ii) a candidate for government or political office, or (iii) an officer, agent, or employee of any entity wholly owned or Controlled by a Governmental Authority.

“Governmental Authority” means any government or political subdivision thereof, whether on a federal, central, state, provincial, municipal or local level and whether executive, legislative or judicial in nature, including any agency, authority, board, bureau, commission, court, department or other instrumentality thereof and any governing body of any securities exchange.

“Group Companies” means, collectively, the JV and its Subsidiaries, and a “Group Company” means any of them.

“Improper Payment” means any bribe, improper rebate or payoff, influence payment, kickback, or improper or unlawful provision of anything of value.

“Initial Shares” means the Shares issued by the JV immediately following the formation of the JV in accordance with Section 3.04.

“IPO” means the initial Public Offering.

“JV Formation Date” means the date of formation of the JV pursuant to Section 2.01.

“Law” means any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“License Agreement” means the license agreement to be negotiated in good faith and entered into by F&F and the JV in form and substance reasonably acceptable to the Principal Parties; provided that the License Agreement shall be entered into within fifteen (15) days of the date of this Agreement, subject to one extension for another fifteen (15) days as may be consented to in writing by F&F and The9.

“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that materially and adversely affects the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of (i) changes in condition or developments generally applicable to the industry in which such Person operates or will operate in the applicable territory or any area or areas where the assets are located, including any increase in operating costs or capital expenses, changes in Law or regulation affecting such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the applicable territory or any other jurisdiction, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period, (iv) the execution and delivery of this Agreement or the public announcement of the transactions contemplated by this Agreement, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities, (vi) any change in applicable Law or GAAP (or authoritative interpretation thereof), (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (viii) seasonal reductions in revenues and/or earnings of such Person or any of its Subsidiaries in the ordinary course of their respective businesses, (ix) any action, lawsuit or proceeding brought or threatened by shareholders of The9 Limited or Smart King asserting allegations of breach of fiduciary duty relating to (A) this Agreement or violations of securities Laws or (B) otherwise arising out of or relating to this Agreement and the transactions contemplated by this Agreement or (x) any actions taken or omitted to be taken by either Party at the written direction of the other Party and the other Party’s Affiliate, except in the case of clauses (i), (ii), (vi) and (vii), to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other similarly situated Persons in the industries in which such Person and any of its Subsidiaries operate.

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of the JV, as amended and/or restated from time to time.

“Money Laundering Laws” shall mean all financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, and all money laundering-related Laws of other jurisdictions where the JV conducts business or owns assets.

“Ordinary Shares” means ordinary shares in the share capital of the JV.

“Person” means any individual, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association and the heirs, executors, administrators, legal representative, successors and assigns of such Person where the context so permits.

“PRC” or “China” means the People’s Republic of China, but solely for the purposes of this Agreement and the other Transaction Documents, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Principal Party” means F&F or The9, as applicable.

“Properties” means such properties with their particulars set forth in Schedule 1 (Properties) attached hereto.

“Public Offering” means a firmly underwritten public offering to the public generally pursuant to an effective registration statement under applicable securities Laws covering the offer and sale of the Company Securities, or the Equity Securities of any of the JV’s Subsidiaries or a successor entity.

“Representatives” means a Shareholder’s investors, directors, officers, employees, stockholders, members, partners, counsel, advisers, or other representatives.

“Sale of the JV” means (a) a merger or consolidation in which the JV is a constituent party whereby the voting equity interests outstanding immediately prior to such merger or consolidation cease to represent, or are converted into or exchanged for equity interests that cease to represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of the surviving or resulting entity, (b) a single transaction or series of related transactions in which a Person, or a group of related Persons, acquires the Company Securities representing more than fifty percent (50%) of the then outstanding voting power of the JV or (c) selling, leasing, transferring or otherwise disposing of substantially all of the assets of the Group Companies on a consolidated basis.

“Shareholder(s)” means a holder of any Shares.

“Shares” means the shares of the JV.

“Smart King” means Smart King Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands.

“Subsidiary” means, with respect to any Person, any other Person that is Controlled directly or indirectly by such Person.

“Territory” means the PRC.

“The9 Covered Person” means (a) The9, (b) each Affiliate of The9, (c) each officer, director, shareholder, partner, member, manager, employee, representative, agent or trustee of The9 or an Affiliate of The9, (d) the Directors and each director of the other Group Companies appointed by The9, and (e) each officer of any Group Company nominated by The9.

“The9 Purchase Price” means an amount equal to (i) $600 million divided by (ii) the The9 Shares.

“The9 Shares” shall mean the Company Securities held by The9 and all of its Permitted Transferee(s) collectively, as adjusted in connection with share splits, share consolidation, reclassification or any other similar event.

“Third Party” means any Person other than any Group Company, F&F, The9, or any of the foregoing Persons’ respective Affiliates.

“Transaction Documents” means, collectively, this Agreement, the Memorandum and Articles, the License Agreement and any other agreements, documents or certificates delivered pursuant hereto or thereto.

“Transfer” means, with respect to any Company Securities, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such Company Securities or any participation or interest therein, whether directly or indirectly (including pursuant to a derivative transaction), or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of such Company Securities or any participation or interest therein or any agreement or commitment to do any of the foregoing.

“U.S. Economic Sanctions” shall mean any sanction administered by the Office of Foreign Assets Control of the U.S. Department of Treasury, including any “Specially Designated Nationals and Blocked Persons” as prescribed thereunder.

“Valuer” shall mean a “Big Four” accounting firm or such other internationally-recognized valuation firm mutually acceptable to the Principal Parties.

Section 1.02 Terms Defined Elsewhere in this Agreement. The following terms are defined in this Agreement as follows:

Defined Terms	Section No.
Additional New Models	Section 6.02
Additional Number	Section 10.03(b)
Agreement	Preamble
Business	Section 2.04
Call Notice	Section 6.06
Call Period	Section 6.06
Call Purchase Price	Section 6.06
Call Right	Section 6.06
Capital Contribution	Section 3.01
Catch-up Amount	Section 12.01(b)
CEO	Section 5.01(a)
CFO	Section 5.01(a)
Compliance Program	Section 6.04(b)
Confidential Information	Section 14.09(c)
Conversion	Section 4.11(a)
COO	Section 5.01(a)
Cure Period	Section 4.11(a)
Defaulting Party	Section 11.01
Dispute	Section 14.04(a)
Entitlement	Section 3.03
F&F	Preamble
First Installment	Section 3.02(a)
First Participation Notice	Section 10.03(a)
Form 8832	Section 7.04(a)
Fund Establishment Statement	Section 4.11(a)
HKIAC Rules	Section 14.04(c)
Initial Deposit	Section 3.02(a)
In-Kind Contribution	Section 3.01
Installment Contribution	Section 3.02(c)
Installment Contributions	Section 3.02(c)
JV	Recitals
License Negotiation Period	Section 6.02
Lock-Up Period	Section 8.01(a)
Material Breach	Section 11.01
Milestone Events	Section 3.02(c)
Missed Contribution Date	Section 4.11(a)
New Model	Section 6.02
New Model Negotiation Period	Section 6.02
New Model ROFR	Section 6.02
New Model ROFR Period	Section 6.02
New Securities	Section 10.02
Non-Defaulting Party	Section 11.01
Offer Price	Section 9.01(b)(i)
Offered Securities	Section 9.01(a)
Offered Shares	Section 6.06
Offering Notice	Section 9.01(a)
Oversubscription Participants	Section 10.03(b)
Parties	Preamble
Party	Preamble
Permitted Transfer	Section 8.02
Permitted Transferee	Section 8.02(a)
Preemptive Pro Rata Share	Section 10.01
Preemptive Right	Section 10.01
Preemptive Rights Holder	Section 10.01
Preference Amount	Section 12.01(a)
Reserves	Section 6.03(a)
Rightholder	Section 9.01(a)

Rightholder Option Period	Section 9.01(b)(i)
ROFO	Section 9.01(b)(i)
ROFO Acceptance Period	Section 9.01(b)(ii)
ROFO Negotiation	Section 9.01(b)(ii)
ROFO Participating Rightholder	Section 9.01(b)(i)
ROFO Participation Notice	Section 9.01(b)(i)
ROFO Purchaser	Section 9.01(b)(ii)
ROFO Sale	Section 9.01(b)(ii)
ROFO Sale Terms	Section 9.01(b)(ii)
Second Installment	Section 3.02(b)
Second Installment Milestone Event	Section 3.02(b)
Second Participation Notice	Section 10.03(b)
Second Participation Period	Section 10.03(b)
Selling Shareholder	Section 9.01(a)
Senior Management Personnel	Section 5.01(a)
Share Cancellation	Section 4.11(a)
Shareholder Reserved Matter	Section 4.08(a)
Smart King IPO	Section 6.06
Tag Notice	Section 9.02(c)
Tag Sale	Section 9.02(c)
Tag-Along Right	Section 9.02(a)
Tag-Along Shares	Section 9.02(a)
Tax Partnership Election	Section 7.04(a)
The9	Preamble
Third Installment	Section 3.02(c)
Third Installment Milestone Event	Section 3.02(c)
Third Party Purchaser	Section 9.01(b)(iii)
Unwinding Event	Section 8.03(b)
VP (IoV)	Section 5.01(a)
VP (R&D)	Section 5.01(a)
VP (Sales and Marketing)	Section 5.01(a)
WFOE	Recitals

Section 1.03 Interpretation. For all purposes of this Agreement, except as otherwise expressly herein provided, (i) the terms defined in this Article I shall have the meanings assigned to them in this Article I and words importing the singular number include the plural number and vice-versa, (ii) all accounting terms not otherwise defined herein have the meanings assigned under GAAP, (iii) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement, (iv) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (v) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (vi) all references in this Agreement to designated Schedules, Exhibits and Appendices are to the Schedules, Exhibits and Appendices attached to this Agreement, (vii) references to this Agreement, any other Transaction Documents, and any other document shall be construed as references to such document as the same may be amended, supplemented or novated from time to time, (viii) the term “or” is not exclusive, (ix) the term “including” will be deemed to be followed by “, but not limited to,” (x) the terms “shall,” “will,” and “agrees” are mandatory, and the term “may” is permissive, (xi) the phrase“directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning, (xii) the term “voting power” refers to the number of votes attributable to the Shares (on an as-converted basis) in accordance with the terms of the Memorandum and Articles, (xiii) the headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement, (xiv) references to laws include any such law modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted, or extended by the same or pursuant to which the same is made, (xv) all references in this Agreement to any Person shall, where the context permits, include such Person’s executors, administrators, legal representatives and permitted successors and assigns, (xvi) all references to dollars or to “US$” are to currency of the United States of America and all references to RMB are to currency of the PRC (and each shall be deemed to include reference to the equivalent amount in other currencies), (xvii) references to writing include any mode of reproducing words in a legible and non-transitory form including emails and faxes, (xviii) references to “days” shall mean calendar days unless Business Days are expressly specified, (xix) except as otherwise provided, (a) for purposes of calculating the length of time from a given day or the day of a given act or event, the relevant period shall be calculated exclusive of that day, and (b) for all other purposes, any period of time commencing on or from a given day or the day of a given act or event shall include that day; if the day on or by which a payment must be made is not a Business Day, such payment must be made on or by the Business Day immediately following such day, (xx) references in this Agreement to any agreement or instrument is a reference to that agreement or instrument as amended, novated or supplemented, and (xxi) unless otherwise specified under this Agreement, whenever conversion between RMB and another currency is necessary for the purpose of performing a payment or calculation as required under this Agreement, the currency exchange rate to be applied to such payment or calculation shall be the “middle exchange rate” applicable to the relevant currencies published by the People’s Bank of China (at http://www.pbc.gov.cn/zhengcehuobisi/125207/125217/125925/index.html or any successor website) on the Business Day immediately preceding the date of such payment or calculation. Whenever conversion between two currencies other than RMB is necessary for the purpose of performing a payment or calculation as required under this Agreement, the currency exchange rate to be applied to such payment or calculation shall be the “foreign exchange cross rate” applicable to the relevant currencies published by Bloomberg (at http://www.bloomberg.com/markets/currencies/cross-rates/ or any successor website) on the Business Day immediately preceding the date of such payment or calculation.

ARTICLE II

THE JV

Section 2.01 The JV. The Parties hereby agree to form the JV under the Laws of Hong Kong pursuant to the terms of this Agreement, and the JV shall be formed as promptly as reasonably practicable following F&F’s and The9’s delivery of written notices pursuant to Section 2.07.

Section 2.02 Limited Liability Company. The JV shall be a limited liability company. The liability of each Party for the obligations, liabilities, debts and losses of the JV shall be limited to that Party’s obligation to make its respective contribution to the JV as set out in Article III hereof. Unless otherwise agreed in writing, a Party shall not be liable for any obligations or liabilities of the JV. Creditors of the JV shall have recourse only to the assets of the JV and shall not have any claim against the Parties for the obligations of the JV, and in case any creditor of the JV brings any action or claim against any Party for any act or omission of the JV, the JV shall defend, at its cost, such Party and hold harmless such Party against such claims or actions or any loss or expenses incurred thereby. A Party shall not be required to provide any further funds or assets to or on behalf of the JV beyond what are required to be contributed by such Party under this Agreement.

Section 2.03 Purpose of the JV. The purpose of the JV is to conduct the Business.

Section 2.04 Business Scope. The business scope of the JV is manufacturing, marketing, selling and distributing the FF EV Car(s) in the Territory (the “Business”).

Section 2.05 Subsidiaries. As soon as reasonably practicable following the formation of the JV, the JV shall establish the WFOE under the Laws of the PRC to conduct the Business in the Territory. The JV may establish other Subsidiaries and/or branch offices upon the approval of the Principal Parties and the relevant local Governmental Authorities (if needed) where such branch offices and/or Subsidiaries shall be located.

Section 2.06 Approvals, Permits, Licenses, and Registrations. The Parties acknowledge and agree that the Business shall be conducted within the scope permitted by the Applicable Law or the relevant Governmental Authorities and that all specific approvals, permits, licenses, and registrations required under the Applicable Law or by the relevant Governmental Authorities for the Business shall be procured prior to the JV and/or the WFOE undertaking the same. Promptly after the date hereof, the Parties shall cooperate with each other in order to ensure that, to the extent necessary under the Applicable Law, the JV and/or the WFOE, as applicable, will apply for the licenses, approvals, permits and consents that may be required to carry on the Business.

Section 2.07 F&F and The9 Parties.

(a)       As promptly as reasonably practicable and in any event within one (1) month after the date of this Agreement, F&F shall deliver a written notice to The9, notifying The9 of the entity, which shall either be a newly formed indirect wholly-owned Subsidiary of Smart King or an existing indirect wholly-owned Subsidiary of Smart King, that will directly hold the F&F Shares.

(b)       As promptly as reasonably practicable and in any event within one (1) month after the date of this Agreement, The9 shall deliver a written notice to F&F, notifying F&F of the entity, which shall be a newly formed direct or indirect wholly-owned Subsidiary of The9 that has been formed for the sole purpose of investing in the JV, that will directly hold the The9 Shares.

ARTICLE III

TOTAL INVESTMENT

Section 3.01 Total Investment. The Parties shall purchase the percentage of the Initial Shares and make contribution, each as set opposite its name in the table below, and the JV shall issue and allot such percentage of the Initial Shares to the relevant Shareholder:

Shareholder	Percentage of Initial Shares	Contribution

The9	50%	600 million in cash (“Capital Contribution”)

F&F	50%	Subject to an additional 90-day period to find another land, within 45 days after the JV’s receipt in full of the First Installment in cash from The9, F&F shall complete the transfer of the right to use the Properties to the JV or its Subsidiary as described in Section 3.03 (“In-Kind Contribution”)

		Upon the JV’s receipt in full of the Second Installment in cash from The9, the F&F EV Car(s) License to be granted under the License Agreement will become effective in accordance with Section 6.01

Total	100%

Section 3.02 Schedule of Capital Contribution. The9 shall complete its Capital Contribution, by wire transfer of immediately available funds to the JV, in three installments in equal amount as follows:

(a)       The first installment in the amount of US$200 million shall be contributed within two (2) months (subject to an extension for one (1) month at the option of The9) after the date of this Agreement (the “First Installment”); provided that the JV shall have been formed pursuant to Section 2.01 before The9 is required to contribute the First Installment; provided further that US$5 million of the First Installment will be deposited by The9 with F&F, by wire transfer of immediately available funds to an account designated by F&F, within seven (7) Business Days (and in any event no later than 5:00 pm on April 2, 2019, Los Angeles time) after the date of this Agreement (the “Initial Deposit”), which Initial Deposit shall be refunded by F&F to The9 if the United States Securities and Exchange Commission does not declare the effectiveness of the offering documents to be submitted or filed by The9 Limited for purposes of raising funds to be used solely for the Capital Contribution within four (4) months after such submission or filing of the offering documents by The9 Limited; provided however that except as set forth in this Section 3.02(a), the Initial Deposit shall be non-refundable and shall be converted into Class B ordinary shares of Smart King at the Conversion Price in accordance with Section 4.11 in the event that the First Installment is not contributed by The9 within three months after the date of this Agreement;

(b)       The second installment in the amount of US$200 million (the “Second Installment”) shall be contributed within two (2) months (subject to an extension for one (1) month at the option of The9) after the JV’s receipt of evidence regarding a definitive funding arrangement by a local government in China (including the Moganshan local government) with respect to the Properties or another piece of land, as applicable, under which such local government in China (including the Moganshan local government) shall have agreed to provide financial support to the JV or its Subsidiary that has the right to use the Properties or another piece of land, as applicable (the “Second Installment Milestone Event”); provided that a Second Installment Milestone Event shall have been completed within four and a half months after the JV’s receipt in full of the First Installment in cash; and

(c)       The third installment in the amount of US$200 million (the “Third Installment,” and collectively with the First Installment and the Second Installment, the “Installment Contributions,” and each, an “Installment Contribution”) shall be contributed within two (2) months (subject to an extension for one (1) month at the option of The9) after F&F or the JV has achieved the Faraday Future Icon V9 MPV Concept Design Milestone (the “Third Installment Milestone Event,” and collectively with the Second Installment Milestone Event, the “Milestone Events”) to the reasonable satisfaction of the Board; provided that Faraday Future Icon V9 MPV Concept Design Milestone shall have been completed no later than three months after the full payment of the Second Installment, subject to an extension for three (3) months at the option of F&F.

Section 3.03 In-Kind Contribution. In consideration for the F&F Shares, F&F shall, within forty-five (45) days after the JV’s receipt in full of the First Installment in cash from The9, execute, amend, novate or terminate, or cause to be executed, amended, novated or terminated any and all reasonably applicable instruments, agreements and contracts with respect to the Properties, at all the reasonably incurred legal costs and legal expenses on F&F, to the effect that the JV or its Subsidiary shall, directly or indirectly, have the right to use the Properties. For the avoidance of doubt, F&F or its Affiliate may complete the transfer of the right to use the Properties to the JV or its Subsidiary either (a) in the form of a direct transfer of the right to use the Properties to the JV or its Subsidiary or (b) in the form of a transfer of the equity interests held by an Affiliate of F&F in another Affiliate of F&F that owns the Properties to the JV or its Subsidiary; provided that any title, right or interest so transferred shall not include any title, right and/or interest that the Moganshan local government may directly or indirectly have to or in the Properties; provided further that the terms and procedures of the transfer of the right to use the Properties shall be legally permissible under the applicable Laws and mutually agreed by the Principal Parties in good faith (provided that neither Principal Parties shall unreasonably withhold, delay or refuse any such agreement or consent). Notwithstanding anything therein, if F&F breaches any of its representations, warranties or covenants or fails to fully perform its obligations under this Section 3.03, the Principal Parties shall negotiate in good faith and use commercially reasonable efforts to seek for and acquire the ownership or use rights of another piece of land for the purpose of manufacturing the F&F EV Car(s); if the Principal Parties fail to find and acquire the ownership or use rights of such land within ninety (90) days after the occurrence of the breach or failure under the foregoing sentence, The9 shall be entitled to (the “Entitlement”) the full and prompt refund of the First Installment (including the Initial Deposit) from the JV and its Subsidiary. F&F shall use all reasonable efforts, take all reasonable actions, execute all reasonably required agreements and documents, and obtain all corporate approvals reasonably necessary or required to cooperate with The9 to complete the matters described in the foregoing sentence, as applicable, as soon as reasonably practicable.

Section 3.04 Share Issuance. The Parties shall cause the JV to authorize the issuance of and to issue Fifty Percent (50%) of the Initial Shares to each of The9 and F&F promptly after the formation of the JV pursuant to Section 2.01.

ARTICLE IV

CORPORATE GOVERNANCE

Section 4.01 General. From and after the incorporation of the JV, each Party shall vote its (and, if applicable, shall cause its Permitted Transferees to vote their) Shares at any general or special meeting of the Shareholders, and shall (and, if applicable, shall cause its Permitted Transferees to) take all other actions necessary, to give full effect to the provisions of this Agreement. In addition, each Party shall vote its (and, if applicable, shall cause its Permitted Transferees to vote their) Shares at any such meeting of the Shareholders, upon any matter submitted for action by the Shareholders or with respect to which such Party (and, if applicable, such Party’s Permitted Transferees) may vote or act by written consent in lieu of such a meeting of the Shareholders, in full conformity with the provisions of this Agreement. Each Party and the Permitted Transferees of such Party shall exercise any rights of their Shares as a group (i.e. as one Shareholder).

Section 4.02 Board of Directors.

(a)       Size; Appointment. The Parties hereby agree that: (i) the Board of Directors shall consist of five (5) Directors, of whom three (3) shall be appointed by The9 and two (2) shall be appointed by F&F, and (ii) the Director(s) appointed by a Party can only be removed and replaced by such Party (for any reason or no reason).

(b)       Change of Board Composition. The number of Directors serving on the Board may only be increased or decreased pursuant to Section 4.08. Appointments, removals and replacements made pursuant to Section 4.02(a) shall be evidenced by an instrument in writing signed by the appointing Party or Parties and delivered to the Board. Subject to Section 4.02(a) and (d), each appointee shall hold office until his or her successor is appointed and qualified or until his or her earlier resignation, removal or death.

(c)       Agreement to Vote; Proxy. During the term of this Agreement, each Party agrees that, if at any time it is (or, if applicable, any of its Permitted Transferees are) then entitled to vote for the election of the Directors, it shall (and, if applicable, shall cause its such Permitted Transferees to): (i) vote all of its (and such Permitted Transferee’s) Shares or execute proxies or written resolutions or consents, as the case may be, and (ii) take all other necessary actions (including causing the JV to call an extraordinary general meeting of Shareholders) in order to ensure that the composition of the Board is as set forth in this Section 4.02. Upon the failure of any Party (or any of such Party’s Permitted Transferees) to vote its (or such Permitted Transferees’) Shares in accordance with the terms of this Section 4.02, such Party hereby grants (and agrees to cause its such Preferred Transferees to grant) to the JV a proxy coupled with an interest in all Shares owned by such Party (or such Preferred Transferees), which proxy shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 4.02, to vote all such Shares in the manner provided in this Section 4.02. It is agreed and understood that monetary damages would not adequately compensate an injured Party for a breach of this Section 4.02 by the other Party, that this Section 4.02 shall be specifically enforceable, and that any breach or threatened breach of this Section 4.02 shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Party hereby expressly waives any claim or defense that there is an adequate remedy at law for any such breach or threatened breach.

(d)       Withdrawal; Removal; Replacement. Directors may resign at any time. Directors may only be removed upon the written direction of the Shareholder that appointed such Director pursuant to Section 4.02(a), effective upon the delivery of such written direction by the removing Shareholder(s) to the Board; provided that any Shareholder shall have the right to remove a Director, including any Director nominated by another Shareholder, in the event that such Director is determined by the relevant Governmental Authorities to have materially breached any Applicable Laws, including any Anti-Corruption Laws. In the event that any Director is removed or shall have resigned or become unable to serve (including for a material breach of Applicable Laws as provided above), the Shareholder who had the power to designate such Director pursuant to Section 4.02(a) shall have the sole and exclusive power to designate a person to fill such vacancy, whereupon each of the Parties agree to take (or, if applicable, cause their Permitted Transferees to take) such action as is reasonably necessary to promptly elect such person to fill such vacancy (including, if necessary, calling a special meeting of the Shareholders or effecting a written consent in lieu thereof and voting all Shares owned by the Parties (and their Permitted Transferees) to accomplish such result).

(e)       Chairman. The Chairman shall at all times be the Director appointed by F&F. The Chairman shall not have a casting vote.

(f)       Termination. The right of either Party to appoint, remove or replace any Director pursuant to this Section 4.2 shall terminate and be of no further force or effect if such Party (together with its Permitted Transferees) no longer holds at least 20% of the Company Securities on a fully diluted basis.

Section 4.03 Board meetings.

(a)       Frequency and Location. Subject to the provisions of the Memorandum and Articles, the Directors may regulate their proceedings as they think fit; provided, that Board meetings shall be held at least once every fiscal year. Any Director may call a meeting of the Board.

(b)       Notice. A written notice of each Board meeting, agenda of business to be transacted at the meeting and all documents and materials to be circulated at or presented to the meeting shall be sent to all Directors at least two (2) Business Days before the meeting; provided, that such notice period may be reduced or waived with the written consent of all of the Directors.

(c)       Quorum. A quorum of the Board shall consist of a majority of the Directors then in office, of whom at least one shall be the Director nominated by The9 and at least one shall be the Director nominated by F&F. Each Party shall use commercially reasonable efforts to cause its nominated Director(s) to attend (in person or by other means permitted under this Agreement) each duly called meeting of the Board. If no quorum is present within sixty (60) minutes after the time appointed for the meeting, the meeting shall be adjourned for two (2) Business Days at the same place or such other time and place the directors then present may determine, and if failure to constitute a quorum at the first meeting is due to the absence of any Director nominated by a Shareholder, then such Director shall not be required for a quorum at the adjourned meeting and the number of the Directors attending such adjourned meeting shall constitute a quorum at such adjourned meeting. All resolutions passed in accordance with the Memorandum and Articles at such adjourned meeting shall be valid and have full legal effect. Directors may participate in Board meetings by telephone, video conference or similar communication equipment by way of which all Directors participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

(d)       Voting. At any Board meeting, each Director may exercise one vote. Any Director may appoint any Person reasonably acceptable to the other Directors, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The Board shall not at any meeting adopt any resolution covering any matter that is not specified on the agenda for such meeting unless all Directors are present at such meeting and none of them objects to the call for vote on such matter because such matter was not included in the agenda for the meeting.

(e)       Expenses. Reasonable costs of attendance of Directors at Board meetings shall be borne by the JV.

(f)       Action by the Board. All actions of the Board shall require (i) the affirmative vote of a majority of the Directors present at a duly convened meeting of the Board at which a quorum is present or (ii) the unanimous written consent of the Board in lieu of a meeting. All matters other than the Shareholder Reserved Matters may be decided by the Board or be delegated by the Board to the Senior Management Personnel unless otherwise required by Hong Kong Law.

Section 4.04 Alternates. Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an officer of the JV and shall be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

Section 4.05 Director Limitation of Liability and Indemnification. The Memorandum and Articles shall provide for indemnification of, and advancement of expenses for, each Director for acting on behalf of the JV to the maximum extent permitted by the Applicable Law, and such indemnification shall be primary with respect to actions or omissions by such Director related to the JV.

Section 4.06 Governance of Subsidiaries. The Parties shall cause the JV to cause the board of directors of each Subsidiary, to the extent permitted by Applicable Law, to be the same size as the Board and to include directors nominated by the Shareholders in the same proportion as such Shareholder is represented on the Board. The Parties shall cause the JV to cause the quorum and voting arrangements and other procedures with respect to the boards of directors of the Subsidiaries, as well as other corporate governance matters, to the extent permitted by Applicable Law, to be the same as those set forth in this Article IV with respect to the Board and the JV.

Section 4.07 Shareholders Meetings. General meetings of the Shareholders shall be convened when requested by any Shareholder or Director in accordance with the Memorandum and Articles. The meetings of the Shareholders shall require a quorum, in person or by proxy, of at least a majority of the then outstanding Shares. Each Party shall use commercially reasonable efforts to attend (in person or by other means permitted under this Agreement) each duly called meeting of the Shareholders. If no quorum is present within sixty (60) minutes after the time appointed for the meeting, the meeting shall be adjourned for two (2) Business Days at the same place or such other time and place the Shareholders then present may determine, and if failure to constitute a quorum at the first meeting is due to the absence of the representative of a Shareholder, then the presence of the representative of such Shareholder shall not be required for a quorum at the adjourned meeting and the presence of a majority of the then outstanding Shares shall constitute a quorum at such adjourned meeting. All resolutions passed in accordance with the Memorandum and Articles at such adjourned meeting shall be valid and have full legal effect.

Section 4.08 Shareholders Reserved Matters.

(a)            Shareholder Reserved Matters. The JV shall not take any action (including any action by the Board or any committee thereof or any Senior Management Personnel) or permit the Group Companies to take any action with respect to any of the following matters of the JV and any other Group Company (each a “Shareholder Reserved Matter”), directly or indirectly, whether by amendment, merger, amalgamation, consolidation or otherwise, without approval or written consent from The9 and F&F:

(i)       any change, amendment or modification to the Memorandum and Articles or any similar governing documents of any Group Company that changes or affects the rights of any Shareholder thereunder or otherwise attaching to any Company Securities;

(ii)       issuance, repurchase or redemption of (or agreement to issue, repurchase or redeem) any Company Securities or indebtedness of the JV or amendment to the rights attaching to any Company Securities or indebtedness of the JV, or undertaking any consolidation, combination, sub-division, reclassification or conversion of any of the Company Securities (other than the issuance of the Initial Shares pursuant to Section 3.04);

(iii)       any declaration or payment of any dividend or distribution;

(iv)       any transaction by any Group Company with any Affiliate (other than any other Group Company) or related party, including The9, F&F and their respective Affiliates;

(v)      any Deemed Liquidation Event, including a Sale of the JV, any liquidation, dissolution, winding up or commencement of bankruptcy or similar proceedings of the JV;

(vi)      any change in the number of directors of the JV or in the manner in which such directors are appointed;

(vii)      any material change to the business scope or nature of business of the JV;

(viii)    entry into, termination or modification of the material terms of the License Agreement;

(ix)       effecting a Public Offering or a public offering of any Equity Securities of any Subsidiary of the JV;

(x)       any sublicense of the rights granted to the JV in the License Agreement to any Person other than to a Group Company;

(xi)       any transaction involving any Group Company other than in the ordinary and usual course of business in relation to the Business, including the disposal or transfer of any business, property or assets or any interests therein (other than in such Group Company’s ordinary and usual course of business);

(xii)      any matters that are reasonably expected to have a Material Adverse Effect on any Group Company; and

(xiii)      any agreement to undertake any of the foregoing.

(b)       Termination. A Party’s consent to a Shareholder Reserved Matter shall no longer be required if such Party (together with its Permitted Transferees) no longer holds at least 20% of the Company Securities on a fully diluted basis.

Section 4.09 Business Plan and Budget.

(a)       The JV shall prepare a proposed annual business plan and budget for the JV, which shall be presented at a meeting of Board of Directors for approval not less than one (1) month prior to the commencement of each fiscal year. Each Director shall be entitled to provide comments on, and propose amendments to, such proposed annual business plan and budget.

(b)       Any annual business plan and budget as approved by the Board shall be deemed to be an agreed annual business plan and budget for purposes hereunder.

Section 4.10 [Reserved].

Section 4.11 Share Cancellation and Conversion.

(a)       At any time The9 fails to make an Installment Contribution by the time required under Section 3.02, The9 shall: (i) immediately (and in any event no later than two (2) Business Days after the scheduled date of such missed Installment Contribution (the “Missed Contribution Date”)) provide F&F with evidence acceptable to F&F that The9 will have funds sufficient to make the applicable Installment Contribution within fifteen (15) days after the Missed Contribution Date (the “Fund Establishment Statement”); and (ii) shall make such Installment Contribution within fifteen (15) days after the Missed Contribution Date (the “Cure Period”). If (A) The9 fails to provide F&F with the Fund Establishment Statement as required by the immediately preceding sentence or The9 fails to make the missed Installment Contribution within fifteen (15) days after the Missed Contribution Date or (B) any Milestone Event is not completed in accordance with Section 3.02(b) or Section 3.02(c): (x) subject to approval by applicable Governmental Authorities, the total amount of the Capital Contributions that have then been made by The9 shall automatically be converted into consideration for the Class B ordinary shares of Smart King at the Conversion Price (the “Conversion ”), (y) concurrently with the Conversion, all the then outstanding The9 Shares shall immediately cease to have any rights or privileges attached thereto and the Directors appointed by The9 shall be removed by The9, and (z) concurrently with the Conversion, The9 shall return all the then outstanding The9 Shares to the JV for cancellation (the “Share Cancellation”).

(b)       Each of the Parties shall, and shall cause the JV and Smart King to, complete the Share Cancellation and the Conversion as soon as reasonably practical within ninety (90) days after the end of the Cure Period or the due date of the applicable Milestone Event, as the case may be, subject to reasonable extensions to the extent approvals by Governmental Authorities are required in connection with such Conversion, but in any event no later than one hundred eighty (180) days after the end of the Cure Period or the due date of the applicable Milestone Event, as the case may be. The closing of the Conversion shall take place in the location as mutually agreed by the Principal Parties. Without limiting the foregoing, each of the Parties shall, and shall cause the JV and Smart King, as applicable, to, take all acts, execute and deliver all agreements, instruments and documents, obtain all corporate approvals, obtain consents of applicable Governmental Authorities or Third Parties, in each case, necessary or reasonably required for the consummation of the Conversion and shall use its reasonable best efforts to cause the Conversion to be completed.

(c)       Each of the Parties shall make all filings in connection with the Share Cancellation and the Conversion required of such Person(s) pursuant to the relevant provisions of Bulletin No. 7 with the relevant PRC Governmental Authority and complete the payment of taxes payable under Bulletin No. 7 to the relevant PRC tax authority, if required.

(d)       The Conversion and Share Cancellation shall be treated for U.S. federal income tax purposes as an acquisition by Smart King of The9 Shares and as successive contributions of such The9 Shares to the capital of Smart Technology Holdings Ltd., FF Inc. and F&F, respectively.

ARTICLE V

MANAGEMENT

Section 5.01 Management Organization.

(a)       The management organization of the JV shall be comprised of the Senior Management Personnel (the “Senior Management Personnel”), which shall include without limitation one (1) chief executive officer (“CEO”), one (1) chief financial officer (“CFO”), one (1) chief operating officer (“COO”), one (1) Vice President, Internet of Vehicle (“VP (IoV)”), one (1) Vice President, Research and Development (“VP (R&D)”), and one (1) Vice President, Sales and Marketing (“VP (Sales and Marketing)”). The CEO, CFO, COO, VP (IoV), VP (R&D) and VP (Sales and Marketing) shall be nominated and appointed by the Board; provided that the initial CEO, CFO, COO, VP (IoV), VP (R&D) and VP (Sales and Marketing) shall be as set forth in Schedule 5. The Board may at any time remove a member of the Senior Management Personnel and thereafter appoint an individual in accordance with this Section 5.01(a) to serve the remainder of such person’s term.

(b)       The CEO shall be responsible for matters including, without limitation, the organization and management of the day-to-day operations and management of the Group Companies. The CFO shall report to the CEO and shall be responsible for the Group Companies’ financial systems, accounting and reporting.

Section 5.02 Employment of Senior Management Personnel

(a)       Each Senior Management Personnel shall enter into an employment contract with the JV in accordance with the Applicable Laws. No Senior Management Personnel shall have any personal liability for any acts performed in good faith, in the normal course of their employment and within the scope of activities permitted to be engaged in by such Senior Management Personnel as set forth in this Agreement, the Memorandum and Articles and such Senior Management Personnel’s employment contract.

(b)       Unless otherwise provided in this Agreement, each Senior Management Personnel (other than the CEO) shall receive his or her assignment from the CEO.

Section 5.03 Confidentiality and Non-Competition. Each Senior Management Personnel shall, as a condition to employment by the JV, enter into a confidentiality and non-competition agreement in form and substance acceptable to the Principal Parties which shall contain provisions prohibiting the disclosure of the Confidential Information obtained during the course of such Senior Management Personnel’s employment with the JV and restricting the ability of such Senior Management Personnel to compete with: (a) the Business of the JV; (b) F&F; (c) The9; or (d) the JV’s, The9’s or F&F’s respective Affiliates.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 License Agreement. Within fifteen (15) days after the date of this Agreement (the “ License Negotiation Period”), which License Negotiation Period may be extended for another fifteen (15) with the written consent of F&F and The9, F&F and the JV shall negotiate in good faith and enter into the License Agreement on terms reasonably acceptable to the Principal Parties; provided that the F&F EV Car(s) License to be granted under the License Agreement will not become effective until the JV’s receipt in full of the Second Installment in cash from The9.

Section 6.02 Right of First Refusal to First New Model. The JV shall be entitled to a right of first refusal to obtain an exclusive license to manufacture, market, sell and distribute the first new model of automobile (if any) that F&F designs and develops after the date hereof that F&F intends to, directly or indirectly, manufacture, market, sell, and distribute in the Territory (the “New Model”, and such right of first refusal, the “New Model ROFR”). The New Model ROFR shall be exercisable at any time during the New Model ROFR Period. The “New Model ROFR Period” shall commence on the date F&F notifies the JV that it has developed the New Model and shall continue for a period of thirty (30) days. The JV may exercise the New Model ROFR by providing written notice to F&F at any time during the New Model ROFR Period. Upon F&F’s receipt of such notice, the Principal Parties shall negotiate in good faith for a period of sixty (60) days (the “New Model Negotiation Period”) the milestone payments, royalties, and other compensation to be paid to F&F; and all other terms of such license shall be the same as those set forth in the License Agreement. If the Principal Parties come to agreement within the New Model Negotiation Period, the term of “F&F EV Car(s)” as defined herein shall be deemed to include the New Model and the License Agreement shall be amended to include the Principal Parties’ agreed terms with respect to the New Model. Until such time as the New Model ROFR Period and New Model Negotiation Period (if applicable) have commenced and expired or the JV has notified F&F that it does not wish to exercise the New Model ROFR, F&F shall not license or sell any rights to manufacture, market, sell or distribute the New Model in the Territory to any Third Party. For the avoidance of doubt, notwithstanding anything to the contrary herein, the New Model ROFR applies only to the New Model and not to any subsequent, additional, or other models of automobiles that F&F may design, develop, manufacture and/or sell at any time, whether or not based on the New Model or any F&F EV Car (the “Additional New Models”). F&F hereby agrees that F&F will provide the JV with notice prior to the commercial manufacturing of any Additional New Models in the Territory and will negotiate in good faith with the JV to potentially license the right to manufacturing of such Additional New Models to the JV.

Section 6.03 Distributions.

(a)       The JV shall maintain cash set aside for anticipated expenses, liabilities (including potential tax liabilities), obligations and commitments of the JV or any of its Subsidiaries (including debt payments, if any, legal fees, accounting fees, other professional fees, periodic maintenance, working capital requirements) in accordance with the annual business plan and budget approved by the Board of Directors (together, the “Reserves”, such Reserves as may be modified from time to time by the Board).

(b)       Subject to the foregoing and Section 4.08, the Board may declare and authorize payment of distributions to the Shareholders at a time and in a form and manner as determined by the Board.

(c)       Notwithstanding anything to the contrary contained in this Agreement, the JV shall not be required to make a distribution to any Shareholder to the extent such distribution would violate any Applicable Law.

Section 6.04 Compliance with Laws.

(a)       The JV and Group Companies shall take reasonable steps to ensure that they are operated in compliance with all Applicable Laws, including but not limited to Anti-Corruption Laws, Money Laundering Laws, and U.S. Economic Sanctions.

(b)       The JV shall adopt and maintain effective policies, procedures, training programs, and associated internal controls applicable to all Group Companies (collectively, “Compliance Program”) designed to provide reasonable assurance that violations of Anti-Corruption Laws and Money Laundering Laws are prevented, detected, and deterred.

(c)       The JV shall take reasonable steps to ensure that neither it, the Group Companies, nor any of their principals, owners, officers, directors, employees, agents or representatives shall make, promise to make, or cause to be made, directly or indirectly, any Improper Payment:

(i)       to or for the use or benefit of any Government Official;

(ii)       to any other Person either as an advance or reimbursement, if it knows that any part of such Improper Payment will be directly or indirectly given or paid by such other Person, or will reimburse such other Person for Improper Payments previously made, to any Government Official; or

(iii)       to any other Person;

in each case in order to obtain or retain business, or to secure any other improper business advantage, in violation of applicable Anti-Corruption Laws;

(d)       The Group Companies will take reasonable steps to ensure that they do not employ any Person, make any sales to, or engage in business activities with or for the benefit of, any Persons and countries that are subject to U.S. Economic Sanctions.

(e)       The JV will notify the Parties promptly upon discovery of any violation of Anti-Corruption Laws, Money Laundering Laws, or U.S. Economic Sanctions by it, any Group Company, or its or their employees or agents in their respective capacities as such; and cooperate with any reasonable inquiries by the Parties regarding the same, provided however that the JV need not disclose information or materials covered by the attorney-client privilege or other protections or confidentiality requirements if any such disclosure will cause the JV to lose such attorney-client privilege or other protections with respect to any such information or materials.

Section 6.05 The9 Exclusivity. Until the earlier between the date of the occurrence of a Deemed Liquidation Event and the date when each of The9 and its Permitted Transferee(s) ceases to be a Shareholder and for two (2) years thereafter, The9 will not, directly or indirectly through any of its Affiliates (other than the JV), engage in any business or activity relating to the research and development, manufacturing, marketing, selling and/or distributing of automobile products in the Territory.

Section 6.06 F&F’s Call Right. At any time during the four (4) years following the JV Formation Date (the “Call Period”), if there shall be an initial public offering of the Equity Securities of Smart King or a Subsidiary thereof (the “Smart King IPO”), F&F shall, prior to the consummation of the Smart King IPO, have the right, exercisable in F&F’s sole and absolute discretion (the “Call Right”), to purchase all (but not a portion) of the then outstanding The9 Shares at a per Share price (the “Call Purchase Price”) equal to: (i) the The9 Purchase Price multiplied by 1.25, if the Call Right is exercised by F&F on or before the first anniversary of the JV Formation Date, (ii) the The9 Purchase Price multiplied by 1.5625, if the Call Right is exercised by F&F after the first anniversary and on or before the second anniversary of the JV Formation Date, (iii) the The9 Purchase Price multiplied by 1.9531, if the Call Right is exercised by F&F after the second anniversary and on or before the third anniversary of the JV Formation Date, and (iv) the The9 Purchase Price multiplied by 2.4414, if the Call Right is exercised by F&F after the third anniversary and on or before the fourth anniversary of the JV Formation Date. F&F may exercise the Call Right in accordance with the immediately preceding sentence by delivering a written notice to The9 stating its exercise of the Call Right, which notice shall set forth the total number of the The9 Shares that F&F intends to purchase, the Call Purchase Price and the form of consideration (the “Call Notice”). The Parties shall use reasonable best efforts to cause the transaction contemplated by the Call Notice to be completed within ninety (90) days of the date of the Call Notice, subject to reasonable extensions to the extent approvals by Governmental Authorities are required in connection with such Transfer, but in any event no later than one hundred eighty (180) days after the date of the Call Notice. F&F shall, at its election, have the right to pay the total purchase price for The9 Shares subject to the Call Right either in cash or in the form of the class of shares of Smart King or its applicable Subsidiary that are being registered and publicly offered in connection with the Smart King IPO (“Offered Shares”). If F&F elects to pay the purchase price in the form of Offered Shares, the number of the Offered Shares shall be calculated by dividing (i) the product of (a) Call Purchase Price multiplied by (b) the then number of the The9 Shares, by (ii) the per share offering price in the IPO. Any selling conditions and restrictions attaching to the Offered Shares issued to The9 as the form of the Call Purchase Price shall be the least restrictive as compared to those attaching to all the shares of Smart King or its Subsidiary, as applicable, to be issued to investors after the JV’s issuance of The9 Shares. Each of the Parties shall, and shall cause the JV and Smart King to, complete the Call Right as soon as reasonably practical after the delivery of a Call Notice by F&F. Without limiting the foregoing, each of the Parties shall, and shall cause the JV and Smart King, as applicable, to, take all acts, execute and deliver all agreements, instruments and documents, obtain all corporate approvals, obtain consents of applicable Governmental Authorities or third parties, in each case, necessary or reasonably required for the consummation of transactions under this Section 6.06 and shall use its reasonable best efforts to cause such transactions to be completed. Notwithstanding anything to the contrary herein, if the Smart King IPO shall have not been completed within one hundred eighty (180) days after F&F has exercised its Call Right, each of the Parties shall, and shall cause the JV and Smart King, as applicable, to, take all acts, execute and deliver all agreements, instruments and documents, obtain all corporate approvals, obtain consents of applicable Governmental Authorities or third parties, in each case, necessary or reasonably required to reverse any transactions that have been consummated pursuant to the Call Notice.

Section 6.07 Business Opportunities. In the event that any F&F Covered Person or The9 Covered Person acquires knowledge of a potential transaction or matter that may be a business opportunity for the JV, any other Shareholder or any of their respective Affiliates, such F&F Covered Person or The9 Covered Person, as the case may be, shall have no duty (contractual, fiduciary or otherwise) to communicate or present such business opportunity to the JV, any other Shareholder or any of their respective Affiliates, as the case may be, and notwithstanding any provision of this Agreement to the contrary, shall not be liable to the JV or any of its Affiliates or Shareholders for breach of any duty (contractual, fiduciary or otherwise) by reason of the fact that such F&F Covered Person or The9 Covered Person, as the case may be, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another Person, or does not present such opportunity to the JV, any other Shareholder or any of their respective Affiliates.

Section 6.08 Business Operations. The Parties agree that the JV may have its own sales and marketing teams; provided that: (a) the JV’s branding, marketing, sales and user operation practices, policies and strategies must follow and shall in no way conflict with F&F’s global branding, sales, marketing and user operation practices, policies and strategies and (b) the JV shall exclusively use F&F’s online platform for its online sales of products and related services.

ARTICLE VII

INFORMATION

Section 7.01 Books and Records. The JV shall, and shall cause the other Group Companies to, keep proper, complete and accurate books of account in United States Dollars, Hong Kong Dollars or RMB, in each case in accordance with the applicable GAAP. The JV shall have its accounts and those of each Group Company audited annually in accordance with such standards by a reputable firm of international accountants appointed by the Board.

Section 7.02 Delivery of Financial Statements. The JV agrees to furnish to each Shareholder:

(a)       as soon as reasonably practicable and in any event within ninety (90) days after the end of each fiscal year of the JV, audited annual consolidated financial statements of the Group Companies, including an audited consolidated balance sheet of the Group Companies as of the end of such fiscal year, the related consolidated statements of operations, shareholders’ equity, comprehensive income (loss) and cash flows of the Group Companies for such fiscal year, together with all related notes and schedules thereto, prepared in English and in accordance with the applicable GAAP consistently applied throughout the period, all in reasonable detail and accompanied by the reports thereon of the JV’s auditors;

(b)       as soon as reasonably practicable and in any event within sixty (60) days of the end of each fiscal quarter, unaudited quarterly consolidated financial statements of the Group Companies, including an unaudited consolidated balance sheet of the Group Companies as of the end of such fiscal quarter, the related consolidated statements of operations, shareholders’ equity, comprehensive income (loss) and cash flows of the Group Companies for such fiscal quarter and for the current fiscal year to date, together with all related notes and schedules thereto, prepared in English and in accordance with the applicable GAAP consistently applied throughout the period (except for customary year-end adjustments);

(c)       as soon as reasonably practicable and in any event within forty-five (45) days of the end of each month, unaudited monthly consolidated management accounts, including (i) a balance sheet, (ii) an income statement, and (iii) other reports as agreed between the Shareholders, in each case as of the end of such month, as applicable, prepared in English with respect to the consolidated management accounts of the Group Companies in accordance with the applicable GAAP consistently applied throughout the period (except for customary year-end adjustments);

(d)       as soon as reasonably practicable and in any event prior to March 31 of each year, all information relating to each Group Company as reasonably requested by such Shareholder for U.S. tax reporting purposes (to the extent not already included under Sections 7.02(a) through 7.02(c) above); and

(e)       as soon as reasonably practicable, any other information with respect to any Group Company as may be necessary for such Shareholder to comply with its respective reporting, regulatory, tax filing or other legal requirements and as may from time to time be reasonably requested by such Shareholder (including monthly or other periodic operating metrics).

Section 7.03 Inspection Rights. The JV covenants and agrees that, for so long as each Shareholder holds at least five percent (5%) of the then issued and outstanding Company Securities on a fully diluted and as-converted basis, such Shareholder shall have the right to, at its own costs, (i) reasonably access and inspect the facilities, records and books of each Group Company during regular working hours upon reasonable prior written notice to the JV or such Group Company, as applicable, and (ii) discuss the business, operations and conditions of any Group Company with its officers, accountants and legal counsel, provided, that such access, inspection and discussion shall not affect the ordinary operation of such Group Company and that the Shareholders shall keep information obtained through such access, inspection and discussion confidential.

Section 7.04 U.S. Tax Matters.

(a)       F&F shall have the right to cause an election on U.S. Internal Revenue Service Form 8832 (“Form 8832”) to be filed for the JV to be treated as a partnership for U.S. federal income tax purposes, effective as of a time that is no later than the date on which the JV commences business (the “Tax Partnership Election”). F&F is hereby authorized to make the Tax Partnership Election on behalf of the Parties. If the Tax Partnership Election is made, then neither the JV, F&F nor The9 shall, and each of them shall cause their Affiliates not to, file any tax return, make any election or take any other action or position inconsistent with the Tax Partnership Election without the written consent of both F&F and The9. Neither the Tax Partnership Election nor any tax partnership election pursuant to Section 7.04(b) creates or implies a general partnership between F&F and The9 or any other applicable parties for any purpose.

(b)       F&F shall have the right to cause the JV to make an election to cause the WFOE to be treated as a partnership or disregarded entity of F&F (whichever is applicable) for U.S. federal income tax purposes, effective as of a time that is no later than the date on which the WFOE commences business. F&F is hereby authorized to make such election on behalf of the JV and any other owners of the WFOE. F&F shall have a similar right and similar authority with respect to any other Subsidiary of the JV. Neither the JV, F&F nor The9 shall, and each of them shall cause their Affiliates not to, file any tax return, make any election or take any other action or position inconsistent with an election made pursuant to this Section 7.04(b) without the written consent of both F&F and The9.

(c)       If the Tax Partnership Election is made, then F&F shall act as the “partnership representative” of the JV within the meaning of Section 6223 of the U.S. Internal Revenue Code (and corresponding provisions of U.S. state law) and shall make all accounting and tax decisions relevant to U.S. federal, state or local law, including the designation of a “designated individual” in accordance with Treasury Regulations Section 301.6223-1(b)(3). The9 shall have the right to approve all such accounting and tax decisions, provided that The9 shall not unreasonably withhold, condition or delay any such approval. In the event of any tax audit or administrative proceeding with respect to U.S. federal, state or local law, F&F shall participate in such audit or proceeding in its capacity as partnership representative of the JV but shall not enter into any settlement thereof without the written consent of The9, which consent shall not be unreasonably withheld, conditioned or delayed.

All income, gain, loss, deduction and credit (and any items thereof) shall be allocated for U.S. federal income tax purposes between F&F and The9 in the same proportion as their ownership of the Company Securities, except to the extent otherwise required by relevant U.S. tax law. F&F shall cause the JV to prepare and file all U.S. federal, state and local income tax returns that are required to be filed by the JV or any Subsidiary of the JV.

ARTICLE VIII

TRANSFERS OF SHARES

Section 8.01 Limitation on Transfers.

(a)       Each Party hereby agrees that, subject to Section 8.02 (Permitted Transfers), for a period of three (3) years from JV Formation Date (the “Lock-Up Period”), such Party shall not Transfer all or any part of, or any interest in, the Company Securities (or solicit any offer in respect of any Transfer of Company Securities) now or hereafter directly or indirectly owned, held or controlled by it without the prior written consent of the other Party.

(b)       Notwithstanding anything to the contrary in this Agreement, each Party hereby agrees that in no event (including after the expiration of the Lock-Up Period) shall any Party Transfer, nor shall the JV issue, all or any part of, any interest in any Company Securities (or solicit any offer in respect of any Transfer of Company Securities) now or hereafter directly or indirectly owned, held or controlled by it to any Competitor or any Affiliate of any Competitor without the prior written consent of the other Party.

(c)       Any attempt to Transfer any Company Securities in violation of Section 8.01(a) shall be null and void ab initio, such Transfer shall not confer on any transferee or purported transferee any rights whatsoever or be recorded on the books of the JV, and no Party (including the JV) shall recognize or register any such Transfer.

Section 8.02 Permitted Transfers. Subject to compliance with Sections 8.01(b) (Transfers to Competitors) and 8.04 (Transfers in Compliance with Law), the restrictions on Transfer set forth in this Article VIII or Article IX shall not apply to the following Transfers (each a “Permitted Transfer”):

(a)       any Transfers by any Party to any of its Affiliates (each a “Permitted Transferee”);

(b)       any Transfer pursuant to Section 4.11 (Share Cancellation and Conversion) and Section 6.06 (F&F Call Right);

(c)       any Transfer of the shares and equity interest in The9 Limited as long as The9 Limited continues to be a listed company at the time of such Transfer; and

(d)       any Transfer of Equity Securities of Smart King or Smart Technology Holding Ltd.

Section 8.03 Permitted Transfer Procedures.

(a)       If any Party wishes to Transfer its Company Securities to a Permitted Transferee pursuant to Section 8.02(a), it shall give notice to the JV of its intention to make such a Transfer not less than ten (10) Business Days prior to effecting such Transfer, which notice shall state the name and address of each Permitted Transferee to whom such Transfer is proposed, the relationship of such Permitted Transferee to such transferring Shareholder, and the number of Shares proposed to be Transferred to such Permitted Transferee.

(b)       In the event that a Permitted Transferee holding any Company Securities ceases to qualify, or expects to cease to qualify, as a Permitted Transferee in relation to the initial transferring Shareholder from whom or which such Permitted Transferee or any previous Permitted Transferee of such initial transferring Shareholder received such Shares, as the case may be (an “Unwinding Event”):

(i)       the relevant initial transferring Shareholder shall promptly notify the JV of the occurrence, or expected occurrence, of such Unwinding Event; and

(ii)       prior to or upon such Unwinding Event, or failing which, as soon as practicable thereafter, such initial transferring Shareholder shall, and shall cause the relevant Permitted Transferee to, take all actions necessary to effect a Transfer of the Shares held by the relevant Permitted Transferee back to such Shareholder or to another Person that qualifies as a Permitted Transferee of such initial transferring Shareholder.

Section 8.04 Transfers in Compliance with Law. Notwithstanding any other provision of this Agreement, no Transfer may be made pursuant to this Article VIII or Article IX of this Agreement unless (i) the transferee has agreed in writing to be bound by the terms and conditions of this Agreement pursuant to a Joinder Agreement substantially in the form attached hereto as Schedule 2 (Form of Joinder Agreement), (ii) the Transfer complies in all respects with the applicable provisions of this Agreement, and (iii) the Transfer complies in all respects with applicable securities laws and other Applicable Laws.

ARTICLE IX

RIGHT OF FIRST OFFER; TAG-ALONG RIGHTS

Section 9.01 Right of First Offer.

(a)       Offering Notice. Subject to Section 8.01(b), following the expiration of the Lock-Up Period, if at any time any Shareholder (the “Selling Shareholder”) intends to Transfer all or any part of its Shares (other than a Permitted Transfer or in connection with the Share Cancellation, Conversion, Sale of the JV, Public Offering, F&F’s exercise of its Call Right or sales and purchase of the Company Securities pursuant to Section 11.02), such Selling Shareholder shall first offer to Transfer such Shares to the other Shareholder(s) that are not Affiliates of such Selling Shareholder (each, a “Rightholder”), by sending a written notice (an “Offering Notice”) to the Rightholders and to the JV, which written notice shall state the Selling Shareholder’s desire to make such Transfer and the number of Shares proposed to be Transferred (the “Offered Securities”).

(b)       Rightholder Option; Exercise.

(i)       For a period of twenty (20) days after delivery of the Offering Notice pursuant to Section 9.01(a) (the “Rightholder Option Period”), the Rightholders shall have the right to purchase all, but not less than all, of the Offered Securities (the “ROFO”). Any Rightholder who wishes to exercise its ROFO (a “ROFO Participating Rightholder”) shall deliver a written notice (the “ROFO Participation Notice”) to the JV and the Selling Shareholder within the Rightholder Option Period, stating (i) its intention to purchase all (but not less than all) of the Offered Securities, (ii) the per Share cash price for the Offered Securities (the “Offer Price”) at which such ROFO Participating Rightholder offers to buy the Offered Securities, and (iii) other material terms and conditions of the offer by such ROFO Participating Rightholder, and in particular (x) any conditions to closing and (y) the timing for any closing of such purchase of Offered Securities. The ROFO Participation Notice shall be irrevocable and shall constitute a binding agreement by the relevant ROFO Participating Rightholder to purchase the Offered Securities at the Offer Price and on terms as set out in the ROFO Participation Notice. The failure of a Rightholder to give a ROFO Participation Notice within the Rightholder Option Period shall be deemed to be a waiver by such Rightholder of its ROFO; provided, that a Rightholder may waive its ROFO prior to the expiration of the Rightholder Option Period by giving a written notice to the Selling Shareholder, with a copy to the JV.

(ii)         The Selling Shareholder may negotiate with the ROFO Participating Rightholder with respect to the Offer Price and other terms and conditions set forth in the ROFO Participation Notice (the “ROFO Negotiation”), and may elect, at its direction, to proceed with the Transfer (the “ROFO Sale”) to the ROFO Participating Rightholder (the “ROFO Purchaser”) at the Offer Price and on terms as set out in the ROFO Participation Notice delivered by such ROFO Purchaser as may be revised during the ROFO Negotiation (the “ROFO Sale Terms”). The Selling Shareholder shall deliver a written notice of its election with respect to such ROFO Sale to the JV and the Rightholders within ten (10) Business Days of the expiration of the Rightholder Option Period (the “ROFO Acceptance Period”).

(iii)        Any Rightholder may assign all or any portion of its rights under this Section 9.01(b) to any of its Affiliates. If the Rightholders do not elect to purchase all of the Offered Securities prior to the expiration of the Rightholder Option Period pursuant to Section 9.01(b), then the Selling Shareholder will not be required to sell the Offered Securities to any Rightholder and may, subject to Section 9.02 (Tag-Along Rights) (if applicable), sell all of the Offered Securities to any Third Party purchaser that is not a Shareholder or a Permitted Transferee of a Shareholder (a “Third Party Purchaser”) in accordance with Section 9.01(d).

(c)          Closing. The closing of the purchase of Offered Securities subscribed for by the ROFO Purchaser under Section 9.01(b) shall be held at the executive office of the JV at 11:00 a.m., local time, on the thirtieth (30th) day after expiration of the ROFO Acceptance Period, or at such other time and place as the parties to the transaction may agree in writing. At such closing, the Selling Shareholder shall deliver a duly executed share transfer form together with the certificates representing the Offered Securities purchased by the ROFO Purchaser, and such Offered Securities shall be free and clear of any Liens and the Selling Shareholder shall so represent and warrant, and shall further represent and warrant that (i) it is the sole beneficial and legal owner of such Offered Securities and (ii) it has full authority and obtained all necessary consents to transfer such Offered Securities. The ROFO Purchaser shall deliver at the closing payment of the Offer Price as stated in the ROFO Sale Terms in full in immediately available funds for the Offered Securities purchased by it. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate and the register of members of the JV shall be updated to reflect such Transfer.

(d)          Sale to a Third Party Purchaser. In the event that the Rightholder has not elected to purchase all (but not less than all) of the Offered Securities, the Selling Shareholder and Rightholder cannot agree on terms during the ROFO Negotiation or the ROFO Sale is otherwise not consummated (other than due to material default by the Selling Shareholder), the Selling Shareholder may, subject to Section 9.02 (Tag-Along Rights) (if applicable), sell all, but not less than all, of the Offered Securities to any Third Party Purchaser; provided, that (i) such sale is bona fide and made pursuant to a contract entered into within ninety (90) days after the exercise or waiver by the Rightholder of their options to purchase the Offered Securities; (ii) the price for the Offered Securities for the sale to such Third Party Purchaser is equal to or greater than the Offer Price set forth in the ROFO Participation Notice that contains the highest Offer Price per Share, (iii) the requirements in Section 9.02 (Tag-Along Rights) (if applicable) and all other provisions of this Agreement have been complied with respect to the Third Party Purchaser and the Transfer in all material respects; provided, further, that such sale shall not be consummated unless and until (x) such Third Party Purchaser shall represent in writing to the JV and the Rightholders that it is aware of the rights and obligations of the JV and the Shareholders contained in this Agreement and (y) such Third Party Purchaser shall become a party to this Agreement and shall agree to be bound by the terms and conditions of this Agreement pursuant to a Joinder Agreement substantially in the form attached hereto as Schedule 2 (Form of Joinder Agreement). If such sale is not consummated within ninety (90) days after the execution of the sales contract (subject to reasonable extensions to the extent regulatory approvals are required in connection with such Transfer, but in any event not to exceed one hundred and eighty (180) days after the execution of the sales contract), then the restrictions provided for herein shall again become effective, and no transfer of such Offered Securities may be made thereafter by the Selling Shareholder without again offering the same to the Rightholders in accordance with this Section 9.01.

(e)            Notwithstanding anything to the contrary in this Agreement, no Party shall be entitled to a ROFO if such Party no longer holds at least 10% of the Company Securities on a fully diluted basis.

Section 9.02 Tag-Along Right.

(a)            Subject to Section 8.01, if the Selling Shareholder or any of its Permitted Transferees proposes to Transfer any Offered Securities to a Third Party Purchaser (other than a Permitted Transfer or in connection with a Share Cancellation, Conversion, Sale of the JV, Public Offering, F&F’s exercise of its Call Right or sales and purchase of the Company Securities pursuant to Section 11.02), and if the Rightholders have not elected to purchase all (but not less than all) of such Offered Securities or if no ROFO Sale is otherwise consummated, then a Rightholder shall have a right (the “Tag-Along Right”) to sell to such Third Party Purchaser, upon the terms set forth in the Tag Notice (as defined below), its pro rata portion (based on the Company Securities held by the Selling Shareholder and the Rightholders) of the Offered Securities (the “Tag-Along Shares”).

(b)            The Shareholders (together with their respective Permitted Transferees) shall effect the sale of the Offered Securities and the Rightholder (together with its Permitted Transferees) shall be entitled to sell all of its Tag-Along Shares, and if the Third Party Purchaser is not willing to purchase all of the Offered Securities and the Tag-Along Shares, the Selling Shareholder and the Rightholder shall be entitled to sell the Offered Securities and the Tag-Along Shares on a pro rata basis.

(c)            The Selling Shareholder shall give written notice (the “Tag Notice”) to the Rightholders of the proposed Transfer by it (and/or its Permitted Transferees) of Offered Securities (a “Tag Sale”) at least ten (10) Business Days prior to the proposed consummation of such Transfer, setting forth the number of Offered Securities to be Transferred to the Third Party Purchaser, the total number of Shares held by the Selling Shareholder (and/or its Permitted Transferees), the name and address of the proposed Third Party Purchaser, the proposed amount and form of consideration and any other material terms and conditions of payment offered by such Third Party Purchaser, and a representation that such Third Party Purchaser has been informed of the Tag-Along Right provided for in this Section 9.02 and has agreed to purchase Shares in accordance with the terms hereof. The Tag-Along Right must be exercised by a Rightholder within ten (10) Business Days following receipt of the notice required by the preceding sentence, by delivery of a written notice to the Selling Shareholder indicating the Rightholder’s wish to exercise its rights; provided, that the Rightholder may waive its rights under this Section 9.02 prior to the expiration of such ten (10) Business Day period by giving written notice to the Selling Shareholder, with a copy to the JV. The failure of the Rightholder to respond within such ten (10) Business Day period shall be deemed to be a waiver of the Rightholder’s rights under this Section 9.02. If a Third Party Purchaser fails to purchase the Tag-Along Shares from the Rightholder and its Permitted Transferees (provided that the Rightholder has properly exercised its Tag-Along Right), then the Selling Shareholder shall not be permitted to consummate the proposed Transfer of the Offered Securities, and any such attempted sale shall be null and void ab initio.

(d)          The closing of any Tag Sale under this Section 9.02 shall take place at the same time and place as the closing of the Transfer of Offered Securities pursuant to Section 9.01(c) or at such other time and place as the parties to the transaction may agree in writing. At such closing, if required by the definitive agreements governing such sale, the Rightholder shall deliver a duly executed share transfer form together with the share certificates representing the Tag-Along Shares being sold, and such Tag-Along Shares shall be free and clear of any Liens. At the closing, the Third Party Purchaser or a paying agent (if so provided in the definitive agreements governing such sale) shall deliver to the Rightholder payment in full in immediately available funds for the Tag-Along Shares purchased by the Third Party Purchaser. The consideration paid to the Rightholder shall be in the same form, proportion (if the consideration is a combination of both cash and securities) and amount per Share and have the same rights as the consideration paid by the Third Party Purchaser to the Selling Shareholder.

(e)          Notwithstanding anything to the contrary in this Agreement, no Party shall be entitled to a Tag-Along Right if such Party no longer holds at least 10% of the Company Securities on a fully diluted basis.

Section 9.03 Notice of Transfer. After registering any Transfer of Shares or other Equity Securities on its books, the JV shall promptly send a notice to each Shareholder stating that such Transfer has taken place and setting forth the name of the transferor, the name of the transferee and the number and class of Shares involved.

ARTICLE X

PREEMPTIVE RIGHT

Section 10.01 General. Each Shareholder (a “Preemptive Rights Holder”) shall have the right of first refusal to purchase such Preemptive Rights Holder’s Preemptive Pro Rata Share of all (or any part) of any New Securities that the JV may from time to time issue after the date of this Agreement (the “Preemptive Right”). “Preemptive Pro Rata Share” of a Preemptive Rights Holder means, for purpose of this Article X, the ratio of (a) total number of the Shares (calculated on a fully diluted basis) held by such Preemptive Rights Holder prior to the issuance of New Securities giving rise to the Preemptive Right, to (b) the total number of Shares (calculated on a fully diluted basis) then issued and outstanding immediately prior to the issuance of New Securities giving rise to the Preemptive Right. Notwithstanding to the contrary in this Agreement, no Party shall be entitled to a Preemptive Right if such Party no longer holds at least 10% of the Company Securities on a fully diluted basis.

Section 10.02 New Securities. “New Securities” means any Ordinary Shares, any preferred shares or other Company Securities, whether now authorized or not, and rights, options or warrants to purchase such Ordinary Shares, preferred shares, other Company Securities, or securities of any type whatsoever that are, may become, convertible into or exchangeable into for preferred shares, Ordinary Shares or other Company Securities, provided, however, that the term “New Securities” shall not include any of the following:

(a)          securities issued as a dividend or distribution on the Shares;

(b)          Equity Securities issuable upon share split, share dividend, any subdivision, combination, reclassification or other similar event in which Shareholders are entitled to participate on a pro rata basis pursuant to the Memorandum and Articles; or

(c)          any securities issued pursuant to a Public Offering approved by the Shareholders in accordance with Section 4.08 (Shareholder Reserved Matters).

Section 10.03 Procedures.

(a)          First Participation Notice. In the event that the JV proposes to undertake an issuance of New Securities in a single transaction or a series of related transactions, it shall give to each Preemptive Rights Holder a written notice of its intention to issue New Securities (the “First Participation Notice”), describing the amount and type of New Securities, the price and the general terms upon which the JV proposes to issue such New Securities. Each Preemptive Rights Holder shall have ten (10) Business Days from the date of receipt of the First Participation Notice to agree in writing to purchase such Preemptive Rights Holder’s Preemptive Pro Rata Share of such New Securities for the price and upon the terms and conditions specified in the First Participation Notice, by giving a written notice to the JV and stating therein the quantity of New Securities to be purchased (not to exceed such Preemptive Rights Holder’s Preemptive Pro Rata Share). If any Preemptive Rights Holder fails to so agree in writing within such ten (10) Business Days to purchase such Preemptive Rights Holder’s full Preemptive Pro Rata Share of an offering of New Securities, then such Preemptive Rights Holder shall be deemed to have forfeited its right hereunder to purchase that portion of its Preemptive Pro Rata Share of such New Securities that it did not agree to purchase, without prejudice to participating in any future or other offerings of New Securities.

(b)          Second Participation Notice; Oversubscription. If any Preemptive Rights Holder fails or declines to exercise its Preemptive Right in accordance with Section 10.03(a) above, the JV shall promptly give a notice (the “Second Participation Notice”) to other Preemptive Rights Holders who have exercised in full their Preemptive Rights (the “Oversubscription Participants”) in accordance with Section 10.03(a) above. Each Oversubscription Participant shall have five (5) Business Days from the date of the Second Participation Notice (the “Second Participation Period”) to notify the JV of its desire to purchase more than its Preemptive Pro Rata Share of the New Securities, stating the number of the additional New Securities it proposes to buy (the “Additional Number”). If, as a result thereof, such oversubscription exceeds the total number of the remaining New Securities available for purchase, each Oversubscription Participant will be cut back by the JV with respect to its oversubscription to such number of remaining New Securities equal to the lesser of (x) the Additional Number and (y) the product obtained by multiplying (i) the number of the remaining New Securities available for subscription by (ii) a fraction, the numerator of which is the number of Shares held by such Oversubscription Participant and the denominator of which is the total number of Shares held by all the Oversubscription Participants, in each case (for both numerator and the denominator) on a fully diluted basis as of the date of the Second Participation Notice.

(c)          Failure to Exercise. Upon the expiration of the Second Participation Period, or in the event no Preemptive Rights Holder exercises its Preemptive Right within ten (10) Business Days following the issuance of the First Participation Notice, the JV shall have ninety (90) days thereafter to complete the sale of the New Securities described in the First Participation Notice with respect to which the Preemptive Rights hereunder were not exercised at the same or higher price and upon non-price terms not more favorable to the purchasers thereof than specified in the First Participation Notice; provided, that the purchaser(s) of such New Securities shall become a party to this Agreement and shall agree to be bound by the terms and conditions of this Agreement pursuant to a Joinder Agreement substantially in the form attached hereto as Schedule 2 (Form of Joinder Agreement). In the event that the JV has not issued and sold such New Securities within such ninety (90) day period, then the JV shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Preemptive Rights Holders pursuant to this Article X.

(d)          Any issuance of New Securities by the JV prior to compliance by the JV with this Article X shall be void and of no force and effect.

ARTICLE XI

TERMINATION

Section 11.01 Default Events. Unless otherwise provided hereunder, subject to Section 14.03 and Section 14.04, and a Principal Party’s right to dispute the existence of a Material Breach, either Principal Party (“Non-Defaulting Party”), as the case may be, may give to the other Principal Party (“Defaulting Party”) a notice of termination if such other Principal Party or any of its Permitted Transferees has committed a Material Breach. “Material Breach” by a Defaulting Party or its Permitted Transferee means (i) a breach of any of its representations, warranties, or covenants provided under this Agreement or under the License Agreement causing any Material Adverse Effect on the JV or material adverse effect on the validity, effectiveness or performance of this Agreement or the License Agreement (except for the failure to make the Capital Contribution (other than the Initial Deposit) or the failure to complete a Milestone Event or the failure to transfer the Properties in accordance with Article III), (ii) where applicable, the failure of a Director appointed by such Party to approve at a duly convened Board meeting, or authorize, or execute, any matter set forth in this Agreement that specifically mandates that the Directors shall affirmatively approve, authorize or execute a document or action (as the case may be), including authorizing a proposed transfer of Equity Securities in accordance with Section 4.11 or Section 6.06, or (iii) direct or indirect misappropriation of any assets of the JV, including without limitation intellectual property or funds of, the JV, through any lawful or unlawful means, and in each case such breach is not cured by the Defaulting Party within thirty (30) days after receipt of written notice of the breach from the Non-Defaulting Party. Under such circumstance, a Non-Defaulting Party, and only a Non-Defaulting Party, may give a notice of termination.

Section 11.02 Sale and Purchase of the JV upon a Default Event.

(a)          At any time after the Non-Defaulting Party gives a notice of termination to the Defaulting Party pursuant to Section 11.01, subject to Section 14.03 and Section 14.04 and a Party’s right to dispute the existence of a Material Breach, the Non-Defaulting Party may, at the sole cost and expense of the Defaulting Party, engage the Valuer to determine the Fair Market Value of the Parties’ (including their Permitted Transferees’) respective Company Securities. Each Party shall provide to the Valuer all information it reasonably requests for the purposes of determining the Fair Market Value. The Valuer shall function as an expert and its determination of the Fair Market Value of the Parties’ respective Company Securities shall be final and binding.

(b)          Within sixty (60) days after the Valuer notifies the Parties of the Fair Market Value of the Parties’ respective Company Securities, the Non-Defaulting Party may by a written notice to the Defaulting Party elect to either:

(i)          Sell all of its and its Permitted Transferees’ Company Securities to the Defaulting Party at a selling price in US Dollars or Renminbi equivalent to 125% of the Fair Market Value of its and its Permitted Transferees’ Company Securities; or

(ii)         Purchase (or nominate a designee to purchase) all of the Defaulting Party’s and its Permitted Transferees’ Company Securities at a purchase price in US Dollars or Renminbi equivalent to 75% of the Fair Market Value of the Defaulting Party’s and its Permitted Transferees’ Company Securities; or

(iii)        Continue this Agreement (without prejudice to its rights under Section 14.08 hereof).

(c)          Within thirty (30) days after the Non-Defaulting Party gives a notice under Section 11.02(b)(i) or Section 11.02(b)(ii) and a Party’s right to dispute the existence of a Material Breach, the Principal Parties (and, if applicable, Non-Defaulting Party’s designee under Section 11.02(b)(ii)) shall negotiate in good faith and execute all documentation reasonably required by the Non-Defaulting Party to effect the sale and purchase of the applicable Company Securities, and the Principal Parties shall use their commercially reasonable efforts to secure, as soon as reasonably practicable after the execution of such documentation, all necessary approvals by any Governmental Authorities required to give effect to such sale and purchase. The closing of such sale and purchase shall occur within fifteen (15) Business Days after all such approvals by any Governmental Authorities are obtained. The selling Principal Party shall represent and warrant in favor of the purchasing Principal Party or its designee that as of the date of such closing the selling Principal Party and, if applicable, its Permitted Transferees are the legal and beneficial owners of their Company Securities and that such Company Securities are being sold free from any Liens (except for the restrictions in this Agreement and under applicable securities Laws). Upon such closing, the Principal Parties shall and, if applicable, shall cause their Permitted Transferees enter into such additional documents reasonably required by the Non-Defaulting Party required to terminate this Agreement and all Transaction Documents relating to the JV. All Parties shall continue to perform their obligations under this Agreement prior to such closing. The exercise by the Non-Defaulting Party of its rights under this Section 11.02 shall be without prejudice to the Non-Defaulting Party’s rights under Section 14.08 hereof.

Section 11.03 Termination Events.

(a)          Unless otherwise provided hereunder, subject to Section 14.03 and Section 14.04, either Principal Party may give a notice of termination of this Agreement upon the occurrence of any of the following:

(i)          The9 fails to make Capital Contribution to the JV in accordance with Article III;

(ii)         Either Principal Party becomes bankrupt or is the subject of proceedings for liquidation or dissolution;

(iii)        The Principal Parties both agree to terminate this Agreement; or

(iv)        Either Principal Party, together with its Permitted Transferees, ceases to legally or beneficially own any Company Securities.

Section 11.04 Termination Procedures.

(a)          Subject to Section 3.02(a), the Entitlement under Section 3.03, Section 4.11, Section 14.03 and Section 14.04, if any notice of termination is given pursuant to Section 11.03, each Party shall take actions and execute, or cause the Directors appointed by the respective Party to execute, documents necessary to effect the termination of this Agreement;

(b)          If this Agreement is terminated due to any notice of termination given pursuant to Section 11.03, each Party shall be relieved from, and not be under, any liability or further obligations to the other Party; provided that neither Party shall be relieved from any liability or obligations for any breach of any provision of this Agreement that occurred prior to the termination of this Agreement (including the failure to make the Initial Deposit in accordance with Section 3.02(a)); provided further that none of The9’s failure to make Capital Contribution (other than the Initial Deposit) in accordance with Article III, F&F’s failure to complete the Milestone Event in accordance with Article III and the failure by F&F or its Affiliate to complete the In-Kind Contribution in accordance with Article III shall constitute the breach of any provision of this Agreement.

(c)          Notwithstanding the foregoing, upon the termination of the Agreement, the Parties’ rights and obligations with respect to the provisions regarding the Initial Deposit in Section 3.02(a), the provisions regarding the refund of First Installment in Section 3.03 and provisions of Section 11.04, Section 14.08, Section 14.09, Article XII and Article XIV shall survive the expiration or termination of this Agreement.

ARTICLE XII

LIQUIDATION

Section 12.01 Liquidation Preference. If any notice of termination is given pursuant to Section 11.03(a)(iii), or in the event of the occurrence of a Deemed Liquidation Event, whether voluntary or involuntary, all assets and funds of the JV legally available for distribution to the Shareholders (after satisfaction of all creditors’ claims and claims that may be preferred by Applicable Law) shall be distributed to the Shareholders as follows:

(a)          The9 (and its Permitted Transferees) shall be entitled to receive for each Share held by it, in preference to any distribution of any of the assets or funds of the JV to any other Shareholder (and its Permitted Transferees) by reason of its ownership of such shares, assets and/or funds of value equal to an amount representing an interest rate of 25% per annum on the Capital Contribution paid by The9 for such Share (the “Preference Amount”).

(b)          If there are any assets or funds remaining after the Preference Amount has been fully distributed or paid to The9 (or its Permitted Transferees), the remaining assets and/or funds of the JV available for distribution to the Shareholders shall be distributed first exclusively to F&F until F&F shall have received assets and/or funds of value equal to the Preference Amount (the “Catch-up Amount”).

(c)          If there are any assets or funds remaining after the Preference Amount has been fully distributed or paid to The9 (or its Permitted Transferees) and the Catch-up Amount has been fully distributed or paid to F&F (or its Permitted Transferees), the remaining assets and funds of the JV available for distribution to the Shareholders shall be distributed ratably among all Shareholders according to the relative number of Shares held by such Shareholder on a fully diluted basis.

Section 12.02 Valuation of Properties. In the event the JV proposes to distribute assets other than cash in connection with any liquidation, dissolution or winding up of the JV pursuant to Section 12.01 or pursuant to a Deemed Liquidation Event of the JV pursuant to Section 12.01, the value of the assets to be distributed to the Shareholders shall be determined by the Valuer.

Section 12.03 Enforcement. In the event the requirements of this Article XII are not complied with, the JV shall forthwith either (i) cause the closing of the applicable transaction to be postponed until such time as the requirements of this Article XII have been complied with, or (ii) cancel such transaction.

ARTICLE XIII

REPRESENTATIONS AND WARRANTIES

Section 13.01 Representations and Warranties of Each Party. Each Party represents and warrants, severally and not jointly, to each other Party that as of the date of this Agreement and, if applicable, with respect to the Subsidiary of The9 and/or Smart King to be incorporated, formed or designated to directly hold the Initial Shares in accordance with Section 2.07, as of each such entity’s acquisition of its portion of the Initial Shares:

(a)          such Party is duly incorporated, formed or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization;

(b)          such Party has the full power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder;

(c)          the execution and delivery by such Party of this Agreement and the performance by such Party of its obligations hereunder have been duly authorized by all necessary corporate or other action of such Party;

(d)          this Agreement has been duly executed and delivered by such Party and, assuming the due authorization, execution and delivery hereof by each other Party, this Agreement constitutes the legal, valid and binding obligations of such Party, enforceable against such Party in accordance with its terms; and

(e)          except as set forth in Schedule 13.01, the execution, delivery and performance of this Agreement by such Party and the consummation of the transactions contemplated hereby will not (i) violate any provision of the constituent, organizational or governance documents of such Party; (ii) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Authority or any other Person pursuant to any instrument, contract or other agreement to which such Party is a party or by which such Party is bound or otherwise, other than any such consent, approval, action or filing that has already been duly obtained or made; (iii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under any instrument, contract or other agreement to which such Party is a party or by which such Party is bound; (iv) violate any governmental order against, or binding upon, such Party or upon its respective securities, properties or businesses; or (v) violate any Applicable Law of such Party’s place of organization or any other jurisdiction in which it maintains its principal office.

ARTICLE XIV

GENERAL PROVISIONS

Section 14.01 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) if served by personal delivery upon the Party for whom it is intended, (b) if delivered by electronic mail with receipt confirmed or (c) if delivered by certified mail, registered mail or courier service, return receipt received, to the Party at the address set forth below:

If to The9, at:

Address:	Building No. 3, 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203
Attn:	Annastasia Zherbakha
Email:	anna@corp.the9.com

If to the F&F, at:

Address:	18455 S Figueroa St.
Los Angeles, CA 90248
Attn:	Jarret Johnson
Email:	jarret.johnson@ff.com

With a copy (which shall not constitute notice) to:

Address:

Attn:

Email:

Any Party may change its address for purposes of this Section 14.01 by giving the other Parties written notice of the new address in the manner set forth above.

Section 14.02 Binding Effect. Subject to the restrictions on Transfer set forth herein, the covenants and agreements contained herein shall inure to the benefit of, and be binding upon, each of the Parties and their respective heirs, successors and permitted assigns and legal representatives; provided, that in each case such Person signs a Joinder Agreement substantially in the form attached hereto as Schedule 2 (Form of Joinder Agreement).

Section 14.03 Governing Law. This Agreement shall be governed by and interpreted in accordance with the Laws of Hong Kong, without giving effect to any choice or conflict of law provision or rule thereof.

Section 14.04 Arbitration.

(a)            In the event of any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (each a “Dispute”), the Parties shall seek to amicably settle or resolve such Dispute through negotiations in good faith. Such negotiations shall begin immediately after one Party has delivered to the other Parties a written request for such negotiations. If within thirty (30) days following the date on which such notice is delivered a Dispute is not resolved, all such unresolved Disputes shall be referred to arbitration upon the request of a Party with notice to the other Parties as the exclusive remedy for resolution of such Dispute (subject to Section 14.19).

(b)           The arbitration shall be conducted in Hong Kong and administered by the Hong Kong International Arbitration Centre. There shall be three arbitrators. Each side in Dispute shall have the right to appoint one (1) arbitrator, with both arbitrators selected within thirty (30) days after giving or receiving the demand for arbitration. Such arbitrators shall be freely selected, and the Parties shall not be limited in their selection to any prescribed list. The third arbitrator, who shall be presiding, shall be appointed by the Hong Kong International Arbitration Centre.

(c)            The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause.

(d)            The arbitrators shall decide any Dispute submitted by the Parties to the arbitration strictly in accordance with the substantive laws of Hong Kong and shall not apply any other substantive law.

(e)            Each Party shall cooperate with the other Parties in making full disclosure of and providing complete access to all relevant information and documents requested by the other in connection with such arbitration proceedings; provided, that the Dispute shall be resolved in a confidential manner, and none of the foregoing information or documents or the result of the arbitration shall be disclosed or otherwise used unless required by law or to a court in aid of enforcement of the arbitration award.

(f)           During arbitration and prior to an arbitration award being granted, the Parties shall continue to perform those obligations under this Agreement that are not in dispute. Notwithstanding anything to the contrary set forth herein, it is agreed and understood that each Party retains its right to seek any temporary injunctive relief available under Applicable Law in respect of any breach by the another Party of its obligations under this Agreement.

Section 14.05 Counterparts. This Agreement may be executed in one or more counterparts, including counterparts transmitted by facsimile or e-mail, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument. Delivery of executed signature pages by facsimile or electronic transmission (via scanned PDF) by the Parties will constitute effective and binding execution and delivery of this Agreement.

Section 14.06 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to make such term, provision, covenant or restriction valid and enforceable under Applicable Law and that such modified term, provision, covenant or restriction shall thereafter be enforced to the fullest extent possible.

Section 14.07 Amendments; Waiver. This Agreement shall not be amended or modified except by an agreement in writing executed by the Parties. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy.

Section 14.08 Liability for Breach of Contract. In case this Agreement cannot be performed due to a material breach by a Party, the Party who commits such material breach and, if applicable, the Principal Party that Transferred Company Securities to such Party shall severally and jointly bear the liabilities resulting therefrom, in accordance with all Applicable Laws. A material breach hereunder shall mean a default by any Party or its Affiliate (if applicable) under this Agreement and any other Transaction Documents that has a Material Adverse Effect on the Group Companies. If this Agreement cannot be performed because of the fault of all Parties, all Parties shall bear the liabilities respectively in accordance with the relative fault of each Party. The defaulting Party and, if applicable, the Principal Party that Transferred Company Securities to such defaulting Party, shall severally and jointly indemnify and hold harmless the non-defaulting Parties from all claims, losses, damages, or expenses arising or resulting from such defaulting Party’s material breach of contract, gross negligence, bad faith or willful misconduct; provided that, if The9’s failure to pay the Initial Deposit of US$5 million in accordance with Section 3.02(a) constitutes a material breach hereunder or a Material Breach under Section 11.01, in no event shall the aggregate liabilities of The9 for such material breach or Material Breach exceed the amount of US$5 million. For the avoidance of doubt, The9 shall be liable for any unpaid amount of the Initial Deposit.

Section 14.09 Publicity.

(a)          Each Shareholder agrees that Confidential Information furnished and to be furnished to it has been and may in the future be made available in connection with such Shareholder’s investment in the JV. Each Shareholder agrees that it shall use, and that it shall cause any Person to whom Confidential Information is disclosed pursuant to this Section 14.09 to use, the Confidential Information only in connection with such Shareholder’s investment in the JV and not for any other purpose; provided however, that the Parties acknowledge that, in the ordinary course of business, F&F and its Affiliates operate, pursue, acquire, and manage, and their respective Representatives provide services to and serve on the boards of, F&F, its Affiliates, and companies that may be competitors or potential competitors to the JV, and that such Representatives’ review of Confidential Information will inevitably enhance such Persons’ knowledge and understanding of the JV’s industry in a way that cannot be separated from their historical knowledge. Accordingly, the Parties agree that, notwithstanding any other provision of this Agreement, this Agreement shall not restrict the use by F&F, its Affiliates, and its and their respective Representatives of their knowledge and understanding, including in connection with the operation, purchase, sale, consideration and oversight of F&F, its Affiliates, and any other investments or investment opportunities of F&F or its Affiliates, provided that such use of the knowledge and understanding will not, and is not reasonably expected to, result in any Material Adverse Effect on the Business of the JV.

(b)          Each Shareholder further acknowledges and agrees that it shall keep confidential, and cause any Person to whom Confidential Information is disclosed pursuant to this Section 14.09 to keep confidential, the Confidential Information and that none of it, any of its Representatives or Affiliates or any Representative of any of its Affiliates shall disclose any Confidential Information to any Person, except:

(i)          to such Shareholder’s Representatives and Affiliates and its Affiliates’ Representatives in the normal course of the performance of their duties; provided, that such Persons are advised of the confidential nature of such information and are bound by a written confidentiality agreement consistent with the provisions hereof;

(ii)         to the extent required by any Applicable Law (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such Shareholder is subject; provided, that such Shareholder agrees to give the JV and the other Shareholders prompt notice of such requests so that the JV and the other Shareholders may seek an appropriate protective order or other relief (and the Shareholder shall cooperate with such efforts by the JV and the other Shareholders, and shall in any event make only the minimum disclosure required by such Applicable Law));

(iii)        to any regulatory authority to which such Shareholder or any of its Affiliates is subject; provided, that such authority is advised of the confidential nature of such information. Nothing contained herein shall prevent the use (subject, to the extent possible, to a protective order) of Confidential Information in connection with the assertion or defense of any claim by or against the JV or any Shareholder; or

(iv)         subject to the restrictions on Transfer provided under this Agreement, as reasonably necessary to permit a Person to evaluate the business of the Group Companies upon such Shareholder entering into negotiations with any Person with a view to Transferring any Shares to such Person in compliance with this Agreement; provided that such Person is advised of the confidential nature of such information and is bound by a written confidentiality agreement consistent with the provisions hereof.

(c)          “Confidential Information” means any information concerning any Shareholder or Group Company or any Persons that are or become the Subsidiaries of any Group Company or any of their respective Affiliates, or the financial condition, business, operations or prospects of any Shareholder or Group Company, or any such Persons in the possession of, or furnished to any Shareholder (including by virtue of its present or former right to designate a director of the JV); provided, that the term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Shareholder, any of its Affiliates or any of their respective Representatives in violation of this Agreement or other Transaction Documents; (ii) was available to such Shareholder on a non-confidential basis prior to its disclosure to such Shareholder or its Representatives by the JV, any other Shareholder, any of their Affiliates, or any of their respective Representatives; (iii) becomes available to such Shareholder on a non-confidential basis from a source other than the JV, any other Shareholder, any of their Affiliates, or any of their respective Representatives after the disclosure of such information to such Shareholder or its Representatives by the JV, any other Shareholder, any of their Affiliates, or any of their respective Representatives, which source is (at the time of receipt of the relevant information) not, to such Shareholder’s knowledge, bound by a confidentiality obligation to the JV, any other Shareholder, any of their Affiliates, or any of their respective Representatives, or another Person; or (iv) is independently developed by such Shareholder without violating any confidentiality agreement with, or other obligation of secrecy to, the JV, any other Shareholder, any of their Affiliates, or any of their respective Representatives. For the avoidance of doubt, for the purposes of this Agreement, all License Agreement Confidential Information (as defined in the License Agreement) shall be deemed Confidential Information under this Agreement and subject to the obligations set forth in this Section 14.09.

(d)          Restriction on Announcements. Each Shareholder shall not, and shall cause each of its Representatives not to, make any public announcement, whether in the form of a press release or otherwise, (i) about the subject matter of this Agreement or any other Transaction Documents, or (ii) containing or otherwise using the name of any other Shareholder or any Affiliate of any other Shareholder, without first consulting with the other Shareholders (or, in the case of (ii), consulting with the individuals or entities to be referred to in such announcement) and obtaining the other Shareholders’ prior written consent to make such announcement, except (i) that subject to the other Principal Party’s review and consent, which consent shall not be unreasonably withheld or delayed, each Principal Party may issue a press release or make a public announcement or other public disclosure with respect to the transactions contemplated herein and in relation thereto may use the logo and trademark of F&F, or (ii) as required by Applicable Law or the rules of any stock exchange on which such Shareholder or any Affiliate of such Shareholder is listed or registered. In the event that any public announcement is required by the rules of any stock exchange on which a Shareholder or any Affiliate of such Shareholder is listed or registered or pursuant to applicable securities law, such Shareholder shall inform the other Shareholders of such requirement, and shall provide the other Shareholders with the opportunity to review and comment on any such public announcement prior to the submission of such public announcement to the relevant stock exchange or regulatory authorities and shall incorporate all reasonable comments of the other Shareholders.

Section 14.10 No Third Party Beneficiaries. The provisions of this Agreement are not intended to be for the benefit of any creditor (other than a Shareholder or a Director who, in such capacity, is a creditor) or other Person (other than a Shareholder or a Director in his, her or its capacity as a Shareholder or a Director) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the JV or any of the Shareholder except as set forth in Sections 6.07 and 14.09(a). Moreover, notwithstanding anything contained in this Agreement (but subject to the immediate preceding sentence), no such creditor or other Person shall obtain any rights under this Agreement or shall, by reason of this Agreement, make any claim in respect of any debt, liability or obligation (or otherwise) against the JV or any Shareholder or Director.

Section 14.11 Entire Agreement. This Agreement and the other Transaction Documents constitute the entire understanding and agreement among the Parties with respect to the matters covered hereby and thereby, and all prior agreements and understandings, oral or in writing, if any, among the Parties with respect to the matters covered hereby and thereby are superseded by this Agreement and the other Transaction Documents.

Section 14.12 Use of Powers and Voting Rights. The Parties shall exercise all voting rights and other powers available to them in relation to the JV, whether in their capacity as Shareholder, director or otherwise, and take all reasonable steps and precautions within their power to procure that full effect is given to the terms of this Agreement.

Section 14.13 Further Assurances. Upon the terms and subject to the conditions herein, each of the Parties agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, to execute such further instruments, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the other Transaction Documents.

Section 14.14 Supremacy. If there is any conflict or discrepancy between any provision of this Agreement and any provision of the Memorandum and Articles or the constitutional documents of any Group Company, the provisions of this Agreement shall prevail, and the Parties shall cause the Memorandum and Articles or the constitutional documents of the relevant Group Company (as the case may be) to be promptly amended, to the extent permitted by Applicable Law, in order to conform with this Agreement.

Section 14.15 Aggregation of Shares. All Equity Securities held or acquired by a Shareholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such persons may apportion such rights as among themselves in any manner they deem appropriate.

Section 14.16 Adjustments for Share Splits, Etc. Wherever in this Agreement there is a reference to a specific number of Shares, then, upon the occurrence of any subdivision, combination or share dividend of the relevant class or series of the Shares, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted, as appropriate, to reflect the effect on the outstanding shares of such class or series of Shares by such subdivision, combination or share dividend.

Section 14.17 No Presumption. The Parties acknowledge that any Applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

Section 14.18 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

Section 14.19 Rights Cumulative; Specific Performance. Except as otherwise specified in the other Transaction Documents, each and all of the various rights, powers and remedies of a Party will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party. Without limiting the foregoing, the Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in accordance with Section 14.04, in addition to any other remedy to which they are entitled at law or in equity.

Section 14.20 Successor Indemnification. If the JV or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the JV assume the obligations of the JV with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Memorandum and Articles, or elsewhere, as the case may be.

[Signature pages follow.]

IN WITNESS WHEREOF, this Agreement is duly executed and delivered by the Parties as of the date first above written.

The9 Limited

By:	/s/ George Lai
	Name:	George Lai
	Title:	Director and Chief Financial Officer

[Signature Page to Joint Venture Agreement]

IN WITNESS WHEREOF, this Agreement is duly executed and delivered by the Parties as of the date first above written.

Faraday&Future Inc.

By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

[Signature Page to Joint Venture Agreement]

SCHEDULE 1

PROPERTIES

S-1-1

SCHEDULE 2

FORM OF JOINDER AGREEMENT

This Joinder Agreement (the “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Joint Venture Agreement, dated as of March 24, 2019 (as amended, restated or otherwise modified from time to time, the “JV Agreement”), by and between The9 Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands, and Faraday&Future Inc., a company incorporated and existing under the laws of California in U.S.. Capitalized terms used but not defined herein shall have the meanings assigned to them in the JV Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to the JV Agreement as of the date hereof and shall have all of the rights and obligations of a Shareholder thereunder as if it had executed the JV Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the JV Agreement.

This Joinder Agreement is governed by the laws of Hong Kong. Any dispute arising out of or relating to this Joinder Agreement (“Dispute”), including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the relevant arbitration notice is received by the HKIAC. There shall be three arbitrators. The claimants to the Dispute shall collectively shall have the right to appoint one arbitrator, the respondents to the Dispute shall have the right to appoint one arbitrator and the third arbitrator shall be appointed by the HKIAC. The language to be used in the arbitration proceedings shall be English. Each of the parties irrevocably waives any immunity to jurisdiction to which it may be entitled or become entitled (including immunity to pre-award attachment, post-award attachment or otherwise) in any arbitration proceedings and/or enforcement proceedings against it arising out of or based on this Joinder Agreement. The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. Any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

S-2-1

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of                    ___, 20__.

[NAME OF TRANSFEREE]

Name:
Title:

Acknowledged by:

[JV]

By
Name:
Title:

S-2-2

SCHEDULE 3

LIST of F&F EV CAR(S)

S-3-1

SCHEDULE 4

COMPETITORS

S-4-1

SCHEDULE 5

SENIOR MANAGEMENT PERSONNEL

S-5-1

SCHEDULE 13.01

CONFLICTS